NATIONAL INSTRUMENTS CORPORATION
MEMORANDUM OF RESPONSE TO SECURITIES AND EXCHANGE
COMMISSION COMMENTS AS SET FORTH IN THE STAFF’S LETTER
DATED MARCH 16, 2009

This Memorandum sets forth the response of National Instruments Corporation (the “Company”, “NI”, “we”, “us”, or “our”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in the Staff’s letter dated March 16, 2009.

This Memorandum is being filed via EDGAR.  For your convenience, the Company has incorporated the Staff’s comments in bold typeface before each of its responses.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 5. Market for the Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Performance Graph

SEC Question #1

Your performance graph plots the performance of shares of your common stock against the NASDAQ and the Russell 2000.  Although you have not provided the disclosure required by Item 201(e)(1)(ii)(C) of Regulation S-K, it appears you are using the Russell 2000 to compare your stock's performance against companies with similar market capitalization . In your response letter, please explain why you did not use a published industry or line-of-business index, and why you could not reasonably identify a peer group.

Response to Comment No. 1

We note for the Staff that we have considered using a “published industry or line of business” index and have not been able to identify an index that we believe appropriately reflects our industry or line of business.  In this regard, we considered that our primary competitors are divisions of large corporations that have other significant business operations such that any index comprised of such competitors would not be reflective of our industry or line of business.  We note that some of these larger companies that have divisions that compete with us compare their stock performance to the S&P 500 Information Technology Index in their performance graphs.  However, we do not believe the S&P 500 Information Technology Index is appropriate for NI due to the disparity in our market capitalization compared to the average market capitalization of the 30 companies included in the S&P 500 Information Technology Index which is approximately 19 times higher than our market capitalization.  We have also considered using a peer group index but do not believe such index is appropriate as we have not been able to identify other public companies that we believe are principally in the same line of business as we are.  As noted above, the public companies that we do compete with typically compete with us at the divisional level and have other significant business lines that we believe have a significant impact on their stock prices.  As a result, we have chosen to use Russell 2000 index as it consists of companies that have market capitalizations that are comparable to ours.

We will continue to assess using the Russell 2000 Index in our performance graph instead of the S&P 500 Information Technology Index (or other industry index or line of business index) or a peer group index.  If we continue to use the Russell 2000 Index in future filings, our performance graph will be accompanied with a statement of the reason for our selection in accordance with Item 201(e)(1)(ii)(C) of Regulation S-K.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

SEC Question #2

We note from your disclosures in the January 29, 2009 Form 8-K that the Company reduced its spending plans for the full year of 2009 by an additional $30 million to be in a better position to deal with the extended economic uncertainties . We further note from your March 9, 2009 Form 8-K that Company's order trends in December 2008 and January 2009 were down 14% and 20% year-over-year, respectively, due to the current economic conditions.  Tell us how you considered expanding your Overview disclosures in MD&A to include a more comprehensive discussion of the material trends and uncertainties on which management is most focused on for the near and long-term future, as well the actions they are taking to address these risks and challenges.  Also, to the extent that past performance may not be indicative of future performance due to the current economic environment facing your business, tell us how you considered Section III B .3 of SEC Release No. 33-8350 in determining whether a quantitative discussion of these known trends and uncertainties is required under Item 303 of Regulation S-K.

Response to Comment No. 2

We note for the Staff that the MD&A Overview in our Form 10-K discloses that the global industrial economy is currently in a recession, that many economists and other experts are predicting that this recession in the U.S. and global economies will likely continue through the remainder of 2009 and possibly beyond, that we are unable to predict how long this recession will last and that we expect our business to continue to be adversely impacted by this downturn in the U.S. or global economies.  In future filings (including our Form 10-Q for the quarter ended March 31, 2009), we will expand our disclosure as appropriate to quantify known material trends and uncertainties such as those noted in the Staff’s comment.

Results of Operations

SEC Question #3

Your discussion of the results of operations sometimes does not quantify sources of material changes when such changes are attributed to two or more factors, including any offsetting factors.  For example, you state that the increase in net sales can primarily be attributed to volume growth in the areas of modular instruments, particularly RF test products, PXI, software and CompactRIO, which performed well in light of the industry contraction, and that the increases in these areas were offset by declines in revenue from instrument control products which are the most sensitive to downturns in the Global PMI. Prefacing the reference to these sources of changes with the word "primarily" without quantifying the contributions and stating the net effect of the offsetting fluctuations obscures the significance of the material sources of the change. Please tell us how you considered quantifying each source that contributed to a material change in your MD&A discussion.  In addition, it may be beneficial to quantify volume and pricing data.  Please refer to the guidance of Section III.D of SEC Release No. 34-26831.

Response to Comment No. 3

In response to the Staff’s comment, in future filings (including our Form 10-Q for the quarter ended March 31, 2009), we will further quantify the sources of material changes in our MD&A discussion instead of using words such as “primarily” whenever practical.  For example, we note that in our January 29, 2009 Form 8-K, we disclosed that our virtual instrumentation and graphical system design products (which includes RF test products, PXI, software and Compact Rio) saw 13 percent year-over-year revenue growth and that our instrument control products were down 11 percent year-over-year, and we will add this type of disclosure in future filings.

With respect to quantifying volume and pricing data, we advise the Staff that we do consider such matters when preparing our MD&A disclosures.  However, as our product offerings include over 4,000 part numbers, we do business in over 90 countries and record transactions in over 30 different currencies, there are a multitude of pricing and volume relationships and it is not practical for us to track specific changes in product revenue between price and volume nor do we do so.  In addition, minor pricing changes may be made in the ordinary course of business as frequently as monthly in response to volatility in the exchange rate markets, to respond to competitive pressures in specific regions or countries or to respond to demand or competitive pressures for specific parts.  As such, unless there is a material, across the board price increase, it is not practical for us to quantify the impact of minor price changes to the overall change in our revenue.  However, in the event that we do make a material pricing change across a broad number of products, we will disclose such action in our MD&A and quantify the impact of the change when practical.

NOTE 8. Income Taxes

SEC Question #4

We note your discussion of the deferred tax assets that resulted from restructuring the organization of the Company's manufacturing operation in Hungary. Please explain the following items further as it relates to this transaction:
• Explain the terms of the "restructuring" that resulted in the Company being "required to record" a $91 million gross deferred tax asset for the excess of the tax deductible goodwill over book goodwill;
• Tell us the amount of tax goodwill and book goodwill generated from this transaction, and;
• Tell us the specific guidance in SFAS 109 that you applied in accounting for the deferred tax assets generated from the restructuring. In this regard, tell us whether you treated this transaction similar to a business combination for tax purposes. If so, tell us how you considered paragraph 262 of SFAS 109 and tell us the amount of the first and second components for both the reported amount of goodwill and the tax basis of goodwill. Additionally, please confirm whether the $91 million of gross deferred tax asset and the amortization of excess tax deductible goodwill relates to the first component or second component of goodwill and tell us how you determined that recognition of a deferred tax asset prior to realization is appropriate.

Response to Comment No. 4

In response to the Staff’s comment, we advise the Staff that the restructuring transaction that resulted in our being required to record a $91 million deferred tax asset was that in December 2003, NI Hungary Hardware and Software Kft. (“NIH”) purchased the stock of National Instruments Europe Hardware and

Software Kft. (“NIE”) from related entity Enterprise International Holdings BV for $579 million in an intercompany transaction.  No book goodwill was recorded in the transaction since NIH’s investment in NIE resulting from the intercompany stock purchase was eliminated in our consolidated financial statements. However, as a result of the stock purchase, NIH recorded tax-deductible goodwill of $559 million which is amortizable (deductible) over a period of 10 years for Hungarian tax purposes.  NIH and NIE each obtained binding tax rulings from the Hungarian Finance Ministry confirming the tax implications of the stock purchase under Hungarian tax law, specifically that the intercompany acquisition created tax-deductible goodwill that could be used to offset future taxable earnings of NIH.  NIH’s tax basis in the goodwill reflects excess tax basis in its investment in NIE.  The $91 million gross deferred tax asset was recorded on our balance sheet for the tax effect of the excess of the tax-deductible goodwill over the book basis of the goodwill in accordance with the basic principles in paragraphs 8(b) and 16 and paragraph 34 of SFAS 109 (and a full valuation allowance was recorded).  Paragraph 34 of SFAS 109 states that a deferred tax asset should be recognized for excess tax basis in an investment in a subsidiary only if it is apparent that the temporary difference will reverse in the foreseeable future.  Since the tax-deductible goodwill was established and will be amortized in accordance with binding tax rulings in the relevant taxing jurisdiction, NIH’s excess tax basis in its investment in NIE will clearly reverse in the foreseeable future.  In fact, the temporary difference will reverse over the 10 years following the stock purchase as the goodwill is amortized. We did not treat this transaction similar to a business combination for tax purposes.

SEC Question #5

We further note that following the approval of the merger of the Company’s Hungarian operation with its Hungarian parent company in December 2007, the Company released $8.7 million and $18.3 million of the valuation allowance previously established for the excess tax deductible goodwill in fiscal 2008 and 2007, respectively.  Please explain why the release of the valuation allowance in fiscal 2008 and 2007 impacted the Company's tax provision and explain why the timing of the release was appropriate . In this regard, tell us how you applied the guidance in paragraph 30 of SFAS 109 and explain further why the release of the valuation was not first applied to goodwill related to this transaction.  Additionally, tell us if there is any remaining valuation allowance related to the original deferred tax assets from the Hungarian restructuring and, if so, why this is the case.

Response to Comment No. 5

In response to the Staff’s comment, we advise the Staff that subsequent to the acquisition transaction in December 2003 (as described in our response to comment 4 above), NIH’s operations were minimal with the exception of the amortization of the goodwill resulting from the transaction. Thus, NIH did not and was not expected to generate sufficient earnings to utilize the benefit of the deferred tax asset associated with the excess tax goodwill.  Therefore, a full valuation allowance was recorded for the initial deferred tax asset of $91 million, thus reducing the net deferred tax asset to $0.

NIE continued its manufacturing operation in Hungary as a subsidiary of NIH but for Hungarian tax purposes could not file a consolidated tax return with that entity. In December 2007, NIE was merged into NIH and therefore was permitted under Hungarian law to offset the taxable earnings of the Hungarian manufacturing operation with the amortization of the tax-deductible goodwill.  Considering the history of earnings generated by the Hungarian manufacturing operation, a portion of the tax benefit of the excess tax goodwill became more likely than not to be realized and, therefore, partial release of the valuation allowance was appropriate, upon the approval of the merger of NIE into NIH by the Hungarian Registry Court.  The valuation allowance releases of $8.7 million and $18.3 million in fiscal 2008 and 2007, respectively, reduced our tax provision in those years because the release resulted in the recognition of the previously unrecognized tax benefit of the deferred tax asset recorded for the tax-deductible goodwill in excess of book goodwill.

The release of the valuation allowance was not first applied to goodwill related to this transaction because, as stated above, no book goodwill was recorded since NIH’s investment in NIE resulting from the intercompany stock purchase was eliminated in our consolidated financial statements.  Further, the guidance in paragraph 30 of SFAS 109 could not be applied to reduce other noncurrent intangible assets because no intangible assets were recorded in the transaction.  As such, the release of the valuation allowance reduced income tax expense.

The remaining valuation allowance related to the original deferred tax asset from the Hungarian restructuring is $44.5 million at December 31, 2008 as significant business risk still remains with respect to the generation of future earnings sufficient to realize the tax benefit of the excess tax goodwill.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

SEC Question #6

We note your statement that your disclosure controls and procedures are designed to provide reasonable assurance that such information is accumulated and communicated to your management. Your disclosure in future filings should state clearly, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were effective at the reasonable assurance level as of the end of the period covered by the report. See Section II .F.4 of SEC Release No. 34-47986.  In your response letter, please confirm, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were effective at the reasonable assurance level as of the end of the period covered by the report.

Response to Comment No. 6

In response to the Staff’s comment, we confirm that our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of December 31, 2008.  We will clarify such matter in future filings.

Item 15. Exhibits and Financial Statement Schedules

SEC Question #7

We note your disclosure that your manufacturing processes use large volumes of components and subassemblies supplied by outside sources, that several of these components are available through sole or limited sources, and that your failure to receive sole source components from suppliers could result in a material adverse effect on our revenues and operating results . Please tell us whether you have agreements with any sole or limited source supplier. For any agreement, please provide us with your analysis as to how you determined not to file such an agreement as an exhibit pursuant to Item 60 l(b)(10)(ii)(B) of Regulation S-K ..

Response to Comment No. 7

We advise the Staff that we do have contracts with some of our sole or limited source suppliers.  However, these contracts are typically structured as master purchase agreements and typically do not specify any particular order quantities or pricing terms.  Purchases under these master purchase agreements and from other suppliers are typically made on a purchase order basis.  Our outstanding commitments under these relationships is not material.  For example, as disclosed in our Form 10-K for the fiscal year ended December 31, 2008, our non-cancelable purchase commitments with various suppliers of customized inventory and inventory components totaled approximately $8.4 million and the largest commitment totaled approximately $1 million.  Thus, our relationship with any such supplier is immaterial in amount or significance.  We also do not believe that we are “substantially dependent” on our agreements with any such supplier as alternative suppliers are generally available and as we maintain a “safety stock” of key components in an attempt to mitigate the risk of a supply disruption.  Accordingly, we do not believe such contracts are required to be filed under Item 601(b)(10)(ii)(B) of Regulation S-K.

General Matters

In addition, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes in disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

National Instruments Corporation

By:  /s/ Alex Davern

Alex Davern,

Chief Financial Officer

April 15, 2009